[redacted]

SECU 11023165 MMISSION
Washington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 26 2011
08 REGISTRATIONS BRANCH

*9/12 pes

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-23522

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/01/10 (MM/DD/YY) AND ENDING 6/30/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER — DEALER: Ridge Clearing & Outsourcing Solutions, Inc. (an indirect wholly-owned subsidiary of Broadridge Financial Solutions, Inc.)

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1981 Marcus Avenue, Suite 100
(No. and Street)

Lake Success	NY	11042-1048
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles E. Sax (516) 472-5179
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name — if individual, state last, first, middle name)

Two World Financial Center	New York	NY	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)

SEC 1410 (6-02)

RIDGE CLEARING & OUTSOURCING SOLUTIONS, INC.

(An Indirect Wholly-Owned Subsidiary of Broadridge Financial Solutions, Inc.)

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

(x)		Independent Auditors' Report.
(x)	(a)	Facing Page.
(x)	(b)	Statement of Financial Condition.
(x)	(c)	Statement of Operations.
(x)	(d)	Statement of Cash Flows.
(x)	(e)	Statement of Changes in Stockholder's Equity.
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).
(x)		Notes to Financial Statements.
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934.
(x)	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934.
(x)	(i)	Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934.
( )	(j)	A Reconciliation, including appropriate explanations, of the Computation of Net Capital Under Rule 15c3-1 (not applicable) and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 (not applicable).
( )	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation (not applicable).
(x)	(l)	An Oath or Affirmation.
( )	(m)	A copy of the SIPC Supplemental Report (filed separately).
(x)	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Charles E. Sax, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Ridge Clearing & Outsourcing Solutions, Inc., (an indirect wholly-owned subsidiary of Broadridge Financial Solutions, Inc.) (the "Company") as of and for the year ended June 30, 2011, are true and correct. I further affirm that neither the Company nor any proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Charles E. Sax — August 26, 2011

Signature — Date

Chief Financial Officer, Vice President and Treasurer

Title

Maria Medina — 8/26/11

Notary Public

MARIA MEDINA
Notary Public, State Of New York
No.01ME6081460
Qualified In Queens County
Commission Expires July 7, 2015

Ridge Clearing & Outsourcing Solutions, Inc.
(An Indirect Wholly-Owned Subsidiary of Broadridge Financial Solutions, Inc.)

STATEMENT OF FINANCIAL CONDITION
AS OF JUNE 30, 2011
(Dollars in thousands, except share information)

ASSETS		
Cash and cash equivalents	$	26,009
Cash segregated for regulatory purposes (Notes 5 and 10)		11,865
Income tax related assets, net (Note 6)		58,237
Outsourcing fees receivable		9,111
Securities clearing receivables		2,212
Other assets		3,753
TOTAL ASSETS	$	111,187
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Accrued expenses and other liabilities	$	8,555
Securities clearing payables		7,791
Payable to affiliates (Note 4)		3,918
Deferred revenue (Note 3)		3,089
Restructuring liabilities (Note 8)		1,261
TOTAL LIABILITIES	$	24,614
Stockholder's Equity:		
Common stock $0.10 par value; authorized 200,000 shares; issued and outstanding 100,000 shares	$	10
Additional paid-in capital		173,340
Accumulated deficit		(86,777)
Total stockholder's equity	$	86,573
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	111,187

See notes to statement of financial condition.

1. Organization

Ridge Clearing & Outsourcing Solutions, Inc. (the "Company") is wholly-owned by Broadridge Securities Processing Solutions, Inc. (the "Parent"), which in turn, is a wholly-owned subsidiary of Broadridge Financial Solutions, Inc. ("Broadridge"), a leading global provider of investor communication services and securities processing and operations outsourcing solutions to the financial services industry, headquartered in Lake Success, New York. The Company is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of both the New York Stock Exchange ("NYSE") and the Financial Industry Regulatory Authority ("FINRA").

The Company provides operations outsourcing solutions that allow brokers to outsource certain administrative functions relating to clearing and settlement to the Company, from order entry to trade matching and settlement, while maintaining their ability to finance and capitalize their business. The Company's operations outsourcing clients execute and clear their securities transactions and engage the Company to perform a number of related administrative back-office functions, such as record-keeping and reconciliations. In this capacity, the Company is not the broker-dealer of record.

On November 2, 2009, Broadridge announced that it had entered into a definitive agreement to sell substantially all contracts of the Company's securities clearing clients, and on June 25, 2010, Broadridge and the Company completed the sale of the contracts of substantially all of the securities clearing clients. The Company has discontinued its securities clearing services business, as described in Note 3. During the year, the Company provided a limited amount of securities clearing services relating to a variety of securities clearing, record-keeping, and custody-related functions, as it continued to wind down this part of the business.

2. Summary of Significant Accounting Policies

The following is a summary of significant accounting policies applied by the Company in the preparation of the statement of financial condition. These policies are in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates — The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions during the reporting period that affect the related amounts in the statement of financial condition and accompanying notes. Actual results could differ from those estimates. Significant estimates include the outcome of litigation, recognition of deferred revenue and the carrying amounts of restructuring liabilities.

Fair Value — Substantially all of the Company's assets and liabilities are carried at fair value or contracted amounts which approximate fair value. Assets which are recorded at contracted amounts approximating fair value consist of customer receivables, receivables from broker-dealers and certain other receivables which are recorded as customer securities receivables. Similarly, the Company's short-term liabilities such as customer payables, payables to broker-dealers and certain

other payables are recorded at contracted amounts approximating fair value which are recorded as securities clearing payables. These instruments generally have variable interest rates and short-term maturities, in many cases overnight, and accordingly, their fair values are not materially affected by changes in interest rates. See Note 11 for fair value disclosure.

Income Taxes — The Company is included in the consolidated Federal and applicable combined state and local income tax returns of Broadridge. For Federal, state and local income taxes, the Company records an amount equal to its separate tax liability or benefit as if it were filing on an individual company basis. Accumulated tax benefits related to net operating losses and loss carryforwards are recorded as a receivable from Broadridge and are included in the income tax receivable, net from Broadridge on the statement of financial condition. Additionally, in accordance with Broadridge's policy, deferred tax assets and liabilities associated with non-recurring transactions will be settled as part of the income tax receivable balance.

Income taxes are provided under the provisions of Accounting Standards Codification ("ASC") No. 740, *Income Taxes*, ("ASC No. 740") (formerly Statement of Financial Accounting Standards ("SFAS") No. 109, *Accounting for Income Taxes*), which requires the Company to use the asset and liability method. This method requires that deferred taxes be adjusted to reflect the tax rates at which future taxable amounts will be settled or realized. The effects of tax rate changes on future deferred tax liabilities and deferred tax assets, as well as other changes in income tax laws, are recognized in the statement of operations in the period such changes are enacted.

In assessing the need to record a valuation allowance against its deferred tax assets, management considers whether it is more likely than not that some portion or all of the accumulated tax benefits and deferred tax assets will be realized. The ultimate realization of accumulated tax benefits and deferred tax assets is dependent upon the generation of future taxable income during the year in which temporary differences will reverse and within allowable carry-forward periods for certain tax attributes (see Note 6).

Cash and Cash Equivalents — Cash and cash equivalents include all demand deposits held in banks and certain highly liquid investments with original maturities of 90 days or less. At June 30, 2011 cash equivalents consisted of $24.5 million invested overnight in a money market fund.

Drafts Payable — The Company presents overdraft bank account balances as a drafts payable liability account, as appropriate. In accordance with related bank agreements, such overdrafts are funded by the Company on a following-day basis. Drafts payable are included in Accrued expenses and other liabilities on the Statement of Financial Condition.

Securities Clearing Receivables and Payables—These lines include receivables from clearing organizations and other, securities failed to deliver, payables to correspondents and other, and payables to customers. Customer securities transactions are recorded on a settlement date basis, which is generally three business days after trade date. The value of securities owned by customers is not reflected in the accompanying statement of financial condition. Costs related to customer securities transactions are recognized as incurred, generally on a trade date basis. Included in these amounts are balances related to our discontinued operations (see Note 3).

Stock-Based Compensation — Broadridge accounts for stock-based compensation in accordance with ASC No. 718 *Compensation - Stock Compensation* ("ASC No. 718") (formerly SFAS No. 123R, *Share-Based Payment*), by recognizing the measurement of stock-based compensation expense based on the fair value of the award on the date of grant. The Company is allocated its

share of applicable stock-based compensation expense, which is recorded as a capital contribution within additional paid-in capital (see Note 4).

Recently Issued Accounting Pronouncements — In October 2009, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2009-13, *Multiple-Deliverable Revenue Arrangements a consensus of the FASB Emerging Issues Task Force* ("EITF") ("ASU No. 2009-13"), an amendment of ASC No. 605-25, *Revenue Recognition* (formerly EITF Issue No. 08-01, *Revenue Arrangements with Multiple Deliverables*). This standard provides principles for allocation of consideration among its multiple-elements, allowing more flexibility in identifying and accounting for separate deliverables under an arrangement. ASU No. 2009-13 introduces an estimated selling price method for valuing the elements of a bundled arrangement if vendor-specific objective evidence or third-party evidence of selling price is not available, and significantly expands related disclosure requirements. It is effective on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Alternatively, adoption may be on a retrospective basis, and early application is permitted. ASU No. 2009-13 was effective for the Company on July 1, 2010 and did not have a material impact on the Company's financial condition.

In June 2011, FASB issued ASU No. 2011-05, "Comprehensive Income (ASC Topic 220): Presentation of Comprehensive Income," ("ASU No.2-11-05") which amends current comprehensive income guidance. This accounting update eliminates the option to present the components of other comprehensive income as part of the statement of stockholders' equity. Instead, the Company must report comprehensive income in either a single continuous statement of comprehensive income which contains two sections, net income and other comprehensive income, or in two separate but consecutive statements. ASU 2011-05 will be effective for non-public companies for fiscal years ending after December 15, 2012, and interim and annual periods thereafter, with early adoption permitted. The Company does not expect that the adoption of ASU 201-05 will have an impact on the statement of financial condition as it only requires a change in the format of our current presentation.

Subsequent Events — In preparing the statement of financial condition, in accordance with ASC No. 855 *Subsequent Events Topic* ("ASC No. 855") (formerly SFAS No. 165, *Subsequent Events*), the Company has reviewed events that have occurred after June 30, 2011, through the date of issuance of the financial statement. During this period, the Company did not have any material subsequent events.

3. Discontinued Operations

On June 25, 2010, the Company and Broadridge completed the sale of the contracts of substantially all of the securities clearing clients of the Company to Penson Financial Services, Inc. ("PFSI"). As part of the transaction, the Company entered into a master services agreement with Penson Worldwide, Inc. ("PWI") (the "Outsourcing Agreement"). Under the Outsourcing Agreement, the Company will provide securities processing and back-office support services to PFSI. This agreement includes selective processing services for PFSI's existing securities processing operations and back-office functions, as well as selective processing services related to the clearing client contracts acquired by PFSI from the Company.

The Company discontinued its securities clearing services business but continues to provide operations outsourcing solutions aligned with the Securities Processing Solutions business. During the fiscal year ended June 30, 2011, the few Ridge correspondent clients that were not acquired by

PWI de-converted off the Ridge processing platform. Ridge no longer performs securities clearing services for correspondent broker-dealers.

In connection with the Asset Purchase Agreement, the Company agreed to provide certain transitional services to PFSI, primarily related to information technology and administrative services support. The Company allocated a portion of the purchase price to the estimated fair value of the services to be provided. Such allocation is included on the statement of financial condition in deferred revenues and will be recognized as the related services are provided.

The assets and liabilities associated with the discontinued operations, totaling $0.3 million and $3.4 million, respectively, which are included within securities clearing receivables and payables, are as follows:

($ in millions)	Year Ended June 30, 2011
ASSETS	
Accounts receivable and other assets	$ 0.3
Total assets of discontinued operations	$ 0.3
LIABILITIES	
Payable to customers	$ 0.7
Payable to brokers, dealers and clearing organizations	1.4
Accrued expenses and other liabilities	1.3
Total liabilities of discontinued operations	$ 3.4

4. Related Party Transactions

Broadridge funds payroll and accounts payable on behalf of the Company. The Company subsequently reimburses Broadridge for such payments. At June 30, 2011, the Company had recorded intercompany payables of approximately $4.1 million related to such funding. Additionally, at June 30, 2011, the Company had recorded approximately $0.2 million of intercompany receivables related to the services and expense allocations described below. All intercompany payables and receivables are included in Payable to affiliates in the statement of financial condition.

Outsourcing— One of the Company's strategic initiatives targets large financial institutions that currently clear on a fully-disclosed basis, offering them an opportunity to convert to a self-clearing model which utilizes the Company's operations outsourcing solutions, as well as solutions from other Broadridge wholly-owned entities.

Clearance Processing Services — The Company receives services from other Broadridge wholly-owned entities, primarily related to data processing, statement and confirm printing and postage, primarily related to its securities clearing services. The Company is charged for services based on the other entities' cost of providing such services.

Technology Infrastructure and Support Services — The Company is allocated expenses relating to technology infrastructure and support services.

Overseas Operational Support Services — The Company outsources part of its operations to Broadridge Financial Solutions Private Limited (India), a wholly-owned Broadridge entity.

Stock-Based Compensation — During the year, Broadridge funded stock-based compensation costs. The Company treated such costs as a capital contribution as there is no intent to repay Broadridge.

Occupancy and Equipment — The Company leases space at its headquarters in Lake Success, New York. The space is shared with Broadridge. Although the Company is the lessee on the lease agreement, the lease is managed by Broadridge. The Company occupies space in Journal Square, New Jersey that is leased by Broadridge. The Company treated such costs as a capital contribution as there is no intent to repay Broadridge for these charges.

Dividends — The Company paid cash dividends of $100.0 million and $10.0 million to the Parent on July 2, 2010 and December 10, 2010, respectively, upon receipt of FINRA approval. During the year, the Company made a non-cash dividend to the Parent of 80,000 shares of Chicago Board Options Exchange ("CBOE") valued at $2.3 million.

5. Cash Segregated for Regulatory Purposes

The Company segregates cash in special reserve accounts for the exclusive benefit of customers and proprietary accounts of introducing brokers ("PAIB") pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934 ("Rule 15c3-3"). At June 30, 2011 the Company had segregated cash of approximately $11.9 million, in compliance with Rule 15c3-3. This amount is included in cash segregated for regulatory purposes in the statement of financial condition.

6. Income Taxes (dollars in thousands)

The Company has entered into a formal tax sharing agreement with Broadridge whereby the Company's current and future year tax losses, and tax loss carryforwards resulting from prior period losses, can be utilized by Broadridge to apply to Broadridge's consolidated net taxable income on Broadridge's U.S. federal tax return and any relevant consolidated state tax returns. As of June 30, 2011, the income tax receivable from Broadridge was $54.9 million, which was recorded in the statement of financial condition.

Consistent with the tax sharing agreement, the Company has recognized benefit related to the losses that are absorbed by the Parent in consolidation. However, a valuation allowance for the non-combined state net operating loss carryforwards has been recorded since these losses will not be absorbed in consolidation and the Company does not believe that it is more likely than not that such loss carryforwards will be utilized within the relevant carryforwards periods.

The components of the income tax related assets, net as of June 30, 2011 are as follows:

Income tax receivable from Broadridge	$ 54,940
Deferred tax assets:	
Accrued expenses not currently deductible	$ 2,811
Stock-based compensation expense	486
State net operating losses	2,264
Valuation allowance on state net operating loss carryforward	(2,264)
Net deferred tax assets	$ 3,297
Income tax related assets, net	$ 58,237

The Company adopted ASC No. 740, *Income Taxes* ("ASC No. 740") (formerly FASB Interpretation ("FIN") No. 48, *Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109*) on July 1, 2007 and recognized no change to beginning retained earnings for unrecognized tax benefits. As of June 30, 2011, the Company had no unrecognized tax benefits. The Company is currently not under any U.S. or foreign income tax exam for any of its open tax years; 2007 through 2011.

7. Employee Benefit Plans

Certain employees of the Company participate in Broadridge's employee benefit plans. These plans include a benefit plan providing health benefits to eligible employees and their families, a defined benefit pension plan and a 401(k) retirement and savings plan. The costs of these plans were allocated to the Company by Broadridge.

Additionally, certain employees of the Company participate in Broadridge's stock-based compensation plans which provide for grants of restricted stock units and stock options of Broadridge. The Company treated the stock-based compensation costs as a capital contribution as there is no intent to repay Broadridge.

8. Commitments and Contingencies

Leases — The Company leases office space under non-cancelable operating lease agreements with third parties, that have initial non-cancelable terms in excess of one year and which expire on various dates through 2017. These operating leases are subject to escalation based on increases in costs incurred by the lessor.

At June 30, 2011, non-cancelable contractual operating leases with third parties had the following minimum lease commitments *(dollars in thousands)*:

Year Ending June 30	
2012	$ 5,319
2013	2,378
2014	2,446
2015	2,526
2016	2,608
Thereafter	2,692
	$ 17,969

Lease commitments include remaining lease obligations for a facility that was exited and the facility in Lake Success, NY. Not included in the lease commitments above are expected receipts of sublease payments of $1.5 million related to the facility that was exited (see "Restructuring Liabilities" below).

Restructuring Liabilities —In accordance with ASC 420, *Exit or Disposal Cost Obligations* ("ASC 420") (formerly SFAS 146, *Accounting for Costs Associated with Exit or Disposal Activities*), the Company recorded a charge for the fair value of the remaining lease obligation for a facility that was exited. The lease and subleases terminate in 2012. A roll forward of the liability from June 30, 2010 to June 30, 2011 is as follows (*dollars in thousands*):

	Facilities Costs
Balance as of June 30, 2010	$ 2,422
Utilization — Year Ended June 30, 2011	(1,161)
Balance as of June 30, 2011	$ 1,261

Litigation — The Company is subject to various claims and litigation in the normal course of business. The Company does not believe that the resolution of these matters will have a material impact on the statement of financial condition..

Concentration Risk —The Company's revenues are concentrated primarily from two clients, either one of which the termination would impact the Company's profitability.

9. Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk

Although the Company has exited the clearing business, it continues to provide guarantees to securities clearinghouses and exchanges under existing arrangements. Under the standard membership agreement, members are required to guarantee the performance of the other members. Under the agreements, if another member becomes unable to satisfy its obligations to the clearinghouse, the other members would be required to meet any shortfalls. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the potential for the Company to be required to make payments

under these arrangements is remote. Accordingly, no contingent liability is carried on the statement of financial condition for these transactions.

10. Regulatory Requirements

As a registered broker-dealer and member of the NYSE and FINRA, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities Exchange Act of 1934 ("Rule 15c3-1"). The Company computes its net capital under the alternative method permitted by Rule 15c3-1, which requires the Company to maintain minimum net capital equal to the greater of $0.25 million or 2% of aggregate debit items arising from customer transactions. The NYSE and FINRA may require a member firm to reduce its business if its net capital is less than 4% of aggregate debit items, or may prohibit a member firm from expanding its business or paying cash dividends if resulting net capital would be less than 5% of aggregate debit items. At June 30, 2011, the Company had net capital of $14.6 million, which was approximately 14743% of aggregate debit items and exceeded the minimum requirements by $14.3 million.

The Company is also subject to the customer protection requirements of Rule 15c3-3 of the Securities Exchange Act of 1934 ("Rule 15c3-3"). In addition, in order to allow correspondent broker-dealers to classify their assets held by the Company as allowable assets in their computation of net capital, the Company has agreed to compute a separate reserve requirement for the PAIB.

At June 30, 2011 cash of approximately $8.6 million and $3.3 million had been segregated in special reserve accounts for the exclusive benefit of customers and PAIB, respectively, exceeding actual requirements by approximately $4.0 million and $1.0 million, respectively, in accordance with Rule 15c3-3.

11. Fair Value of Financial Instruments

ASC No. 820-10 defines the fair value of a financial instrument as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements do not include transaction costs.

ASC No. 820-10 expands the disclosure requirements around fair value and establishes a fair value hierarchy for valuation inputs. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market. Each fair value measurement is reported in one of the three levels, which is determined by the lowest level input that is significant to the fair value measurement in its entirety. These levels are:

Level 1 Inputs that are based upon unadjusted quoted prices for identical instruments traded in active markets.

Level 2 Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly.

Level 3 Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The following table summarizes the Company's financial assets measured at fair value as of June 30, 2011 (*dollars in thousands*):

	Level 1	Level 2	Level 3	Total
Assets				
Cash and cash equivalents:				
Money market funds	$ 24,500	$ -	$ -	$ 24,500
Total	$ 24,500	$ -	$ -	$ 24,500

The Company did not have any financial assets that met the classification of Level 3 assets as of and during the year ended June 30, 2011. There were no transfers between levels during the year ended June 30, 2011.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

August 26, 2011

Ridge Clearing & Outsourcing Solutions, Inc.
1981 Marcus Avenue
Lake Success, NY 11042-1038

In planning and performing our audit of the financial statements of Ridge Clearing & Outsourcing Solutions, Inc. (an indirect wholly-owned subsidiary of Broadridge Financial Solutions, Inc.) (the "Company") as of and for the year ended June 30, 2011 (on which we issued our report dated August 26, 2011 and such report expressed an unqualified opinion and includes an emphasis of matter paragraph related to the discontinued operations of it clearing business as discussed in Note 3 to those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g),in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP

RIDGE CLEARING & OUTSOURCING SOLUTIONS, INC.
(An indirect wholly-owned subsidiary of Broadridge Financial Solutions, Inc.)
(SEC I.D. No. 8-23522)

STATEMENT OF FINANCIAL CONDITION
AS OF
JUNE 30, 2011
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * *

Filed in accordance with Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a Public Document.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Ridge Clearing & Outsourcing Solutions, Inc.
Lake Success, New York

We have audited the accompanying statement of financial condition of Ridge Clearing & Outsourcing Solutions, Inc. (an indirect wholly-owned subsidiary of Broadridge Financial Solutions, Inc.) (the "Company") as of June 30, 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Ridge Clearing & Outsourcing Solutions, Inc. at June 30, 2011, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 3, the Company has discontinued the operations of its clearing business.

Deloitte + Touche LLP

August 26, 2011